UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: September 2018

Commission file number: 001-35920

MAZOR ROBOTICS LTD.
(Translation of registrant's name into English)

PO Box 3104, 5 Shacham St.
Caesarea Industrial Park South 3079567, Israel
(Address of principal executive office)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

At an Annual and Extraordinary General Meeting of Shareholders of Mazor Robotics Ltd. (the "Company") held on September 27, 2018, in Tel-Aviv, Israel, a total of 15,585,295 ordinary shares, or approximately 29.37% of the total number of ordinary shares entitled to vote at the meeting, were represented. All proposals on the agenda were approved, except for proposal 9 (Grant of options to purchase up to 30,000 of the Company’s ordinary shares and 3,000 restricted share units to the Company’s Chief Executive Officer).

The contents of this report on Form 6-K are incorporated by reference into the registration statements on Form S-8 (File Nos. 333-190372, 333-198213, 333-205009, 333-211237 and 333-223222) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAZOR ROBOTICS LTD.
(Registrant)

By:	/s/ Sharon Levita
Name:	Sharon Levita
Title:	Chief Financial Officer & Vice President Business Operations

Date: September 28, 2018